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                                                                   EXHIBIT 20.1
                                           Trading Symbol:  VGZ
                                           Toronto and American Stock Exchanges

             VISTA AND METALLICA ANNOUNCE MERGER DISCUSSIONS

DENVER, COLORADO, MAY 12, 1999 - Vista Gold Corp. ("Vista") and Metallica Resources Inc. ("Metallica") announced today that they have entered into negotiations for the merger of the two companies to create a new, well financed gold producer with significant development projects and exploration potential. Both companies have signed an agreement giving them the exclusive right to negotiate a transaction with the other and to undertake detailed due diligence within the next 90 days.

If the merger discussions are successful, the two companies expect to enter into a definitive merger agreement, subject to approval of their respective boards of directors as well as all necessary shareholder and regulatory approvals, by early June 1999. They anticipate the shareholders of both companies would then be asked to approve the exchange of their existing common shares for shares of the merged entity based on the recent market trading prices of each company. This would result in a share exchange ratio that fairly reflects their underlying net asset values based on an internal evaluation carried out jointly by the companies.

Vista and Metallica have both retained independent investment banks to provide financial advisory services and fairness opinions should a transaction result from the negotiations. Canaccord Capital Corporation has been engaged by Vista and Deutsche Bank Securities Limited has been hired by Metallica.

Vista owns and operates the Hycroft and Mineral Ridge gold mines in Nevada,
and the Amayapampa gold project in Bolivia.   A priority of the merged entity
would be the rapid development of the Amayapampa project.

Metallica owns the Cerro San Pedro gold project in Mexico under which Cambior Inc. has a right to earn a 50% interest by investing US$20,000,000 in project development expenditures. Metallica is also exploring the El Morro and La Fortuna copper-gold properties in Chile and the Mara Rosa gold project in Brazil.

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The statements in this press release that are not historical facts contain forward looking information. These statements address future events involving known and unknown risks and uncertainties that could cause actual results to vary materially from projected results. These risks and uncertainties include those described in Vista's Form 10-K and Metallica's Form 20-F.

For further information, please contact Investor Relations at (303) 629-2450 or visit our web site at www.vistagold.com.


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